SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 14, 2014) – Shaw Communications Inc. (“Shaw”) announced that, at its annual general meeting held earlier today, the resolutions proposed in Shaw’s proxy circular were carried. The detailed results are as follows.

1. Election of each of the following sixteen nominees as directors of the Corporation (by ballot):
	Votes For		Votes Withheld

	#	%	#	%

Peter J. Bissonnette	20,912,605	100.00	-	—
Adrian I. Burns	20,912,605	100.00	-	—
George F. Galbraith	20,912,605	100.00	-	—
Dr. Richard R. Green	20,912,605	100.00	-	—
Dr. Lynda Haverstock	20,912,605	100.00	-	—
Gregg Keating	20,912,605	100.00	-	—
Michael W. O’Brien	20,912,605	100.00	-	—
Paul K. Pew	20,912,605	100.00	-	—
Jeffrey C. Royer	20,912,605	100.00	-	—
Bradley S. Shaw	20,912,605	100.00	-	—
Jim Shaw	20,912,605	100.00	-	—
JR Shaw	20,912,605	100.00	-	—
JC Sparkman	20,912,605	100.00	-	—
Carl E. Vogel	20,912,605	100.00	-	—
Sheila C. Weatherill	20,912,605	100.00	-	—
Willard H. Yuill	20,912,605	100.00	-	—

2. Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):
Votes For		Votes Withheld

#	%	#	%

20,912,605	100	-	—

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.2 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca